<PAGE 1>

                          UNITED STATES

                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC   20549
                           ------------------
                              FORM 11-K
                           ------------------

(Mark One)

   [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 1994

                              OR

   [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            Securities Exchange Act of 1934

            For the transition period __________ to __________

            Commission File Number 33-22045



A.  Full title of the  Plan:  FLEET FINANCIAL GROUP, INC.
                              EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Fleet Financial Group, Inc.
                50 Kennedy Plaza
                Providence, Rhode Island  02903


Financial Statements of the Plan
--------------------------------

        Report of Independent Auditors.

        1.  Statements of Financial Condition.

        2.  Statements of Income and Changes in Plan Equity.

        3.  Notes to Financial Statements.


Exhibit.
-------

        Consent of Ernst & Young to the incorporation by reference in the Registration Statement (Form S-8, No. 33-22045) pertaining to the plan of their report dated March 7, 1995, with respect to the plan financial statements for the year ending December 31, 1994.

<PAGE 2>


                                  SIGNATURES



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Fleet Financial Group, Inc. Employee Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.




                                          FLEET FINANCIAL GROUP, INC.
                                          EMPLOYEE STOCK PURCHASE PLAN




                                          By: /s/ H. Jay Sarles
                                              ------------------------
                                              H. Jay Sarles
                                              Vice Chairman
                                              FLEET FINANCIAL GROUP, INC.


Dated:  March 29, 1995

<PAGE 3>













                              Financial Statements

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                 Years ended December 31, 1994, 1993 and 1992
                      with Report of Independent Auditors

<PAGE 4>

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                             Financial Statements

                  Years ended December 31, 1994, 1993 and 1992




                                    Contents


Report of Independent Auditors........................................... 1

Audited Financial Statements

Statements of Financial Condition.........................................2
Statements of Income and Changes in Plan Equity...........................3
Notes to Financial Statements.............................................4

<PAGE 5>



                        Report of Independent Auditors

To the Participants and Administrators
of the Fleet Financial Group, Inc.
Employee Stock Purchase Plan


We have audited the accompanying statements of financial condition of the Fleet Financial Group, Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fleet Financial Group, Inc. Employee Stock Purchase Plan at December 31, 1994 and 1993, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                      ERNST & YOUNG


March 7, 1995

<PAGE 6>

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                      Statements of Financial Condition

                                                                 December 31
                                                             1994           1993
                                                        ------------------------
ASSETS
Investments, at market value (Note 4)                  $5,480,537     $5,512,609
Cash                                                       69,652        175,470
Dividends receivable                                       67,714         49,687
                                                        ---------      ---------
Total assets                                            5,617,903      5,737,766

LIABILITIES AND PLAN EQUITY
Payments due to participants                              (98,529)      (128,895)
                                                        ---------      ---------
Plan equity                                            $5,519,374     $5,608,871
                                                        =========      =========


See accompanying notes.

<PAGE 7>


                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                Statements of Income and Changes in Plan Equity


                                                     Year ended December 31
                                                 1994         1993         1992
                                              -----------------------------------
Contributions                                 $1,973,669   $1,944,848  $1,422,382
Unrealized appreciation (depreciation)
  of Fleet Financial Group, Inc.
  common stock (Note 5)                         (722,513)     (55,428)    808,270
Realized gains (Note 6)                          549,581      280,919     181,366
Dividend and interest income                     233,756      130,714      96,935
                                               ---------    ---------   ---------
                                               2,034,493    2,301,053   2,508,953

Participant withdrawals                        2,123,990    1,121,118   1,073,485
                                               ---------    ---------   ---------
Net increase (decrease) in plan equity           (89,497)   1,179,935   1,435,468

Plan equity, beginning of year                 5,608,871    4,428,936   2,993,468
                                               ---------    ---------   ---------
Plan equity, end of year                      $5,519,374   $5,608,871  $4,428,936
                                               =========    =========   =========


See accompanying notes.


<PAGE 8>

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                        Notes to Financial Statements

                      December 31, 1994, 1993, and 1992


1.  DESCRIPTION OF THE PLAN

The Fleet Financial Group, Inc. Employee Stock Purchase Plan (the Plan) was approved by the Board of Directors on July 13, 1983. All contributions are from employees of Fleet Financial Group, Inc. and its subsidiaries (the Company) who have attained the age of majority in their state of residence, other than temporary employees of the Company or employees covered by a collective bargaining agreement. The purchase of the Company's common stock under the Plan is fully paid by the participating employees by means of payroll deductions. All participant contributions, dividends and cash additions are used to buy additional shares of the Company's common stock that are either newly issued or outstanding on the open market. Participants' accounts are credited with their contributions as well as their share of cash dividends and other additions. Participants are immediately vested as to their voluntary contributions plus earnings thereon and may withdraw all or a portion of their accounts at or prior to retirement, disability, death, or termination.

The Plan was adopted with the expectation that it will continue indefinitely. However, the Board of Directors of the Company may, at any time, amend, revise or terminate the Plan in its entirety or in its application to any subsidiary, division or employing unit. All costs and expenses incurred in administering the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Investments

The investment in common shares of the Company's stock is stated at current value based upon the quoted market price. To the extent that current value differs from original cost (determined on an average basis) an unrealized gain or loss is recognized.

A participant's cost basis per share (including fractional shares) acquired under the Plan is a pro-rata portion of the actual price paid for shares purchased by Fleet National Bank (the agent) for all participants acquiring such shares on the same date. To the extent that current value of participants' withdrawals differs from their cost basis (determined on an average basis) a realized gain or loss is recognized.

<PAGE 9>

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)

                      December 31, 1994, 1993, and 1992


3.  FEDERAL INCOME TAXES

The Plan is not subject to federal or state income taxes. The participants of the Plan are responsible for any tax liability incurred as a result of the receipt of dividends or other distributions by the Plan. Participants are also responsible for any tax liability resulting from gains or losses on the sale of their securities as these occur subsequent to distribution.

4.  INVESTMENTS

Investments consist of:

                                                   December 31, 1994
                                         Shares          Cost         Market
                                       ---------------------------------------
Fleet Financial Group, Inc.
    Common Stock                        169,283      $4,922,287     $5,480,537
                                                      =========      =========

                                                   December 31, 1993
                                         Shares          Cost         Market
                                       ---------------------------------------
Fleet Financial Group, Inc.
  Common Stock                          165,172      $4,231,846     $5,512,609
                                                     =========      =========


<PAGE 10>

                          Fleet Financial Group, Inc.
                         Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)

                      December 31, 1994, 1993, and 1992


5.  CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS



Unrealized appreciation at December 31, 1991               $   527,921
Unrealized appreciation for 1992                               808,270
                                                             ---------
Unrealized appreciation at December 31, 1992                 1,336,191
Unrealized depreciation for 1993                               (55,428)
                                                             ---------
Unrealized appreciation at December 31, 1993                 1,280,763
Unrealized depreciation for 1994                              (722,513)
                                                             ---------
Unrealized appreciation at December 31, 1994                $  558,250
                                                             =========


6.  REALIZED GAINS

The realized gains on distribution of stock for the years ended December 31, 1994, 1993, and 1992 were as follows:

                                 Current Value
                                      of
                                 Common Stock           Cost           Realized
                                  Distributed          Basis             Gain
                                -----------------------------------------------
1994
Fleet Financial Group, Inc.
  Common Stock                  $2,154,356            $1,604,775       $549,581

1993
Fleet Financial Group, Inc.
  Common Stock                  $1,078,326              $797,407       $280,919

1992
Fleet Financial Group, Inc.
  Common Stock                  $1,083,557              $902,191       $181,366

/TABLE>



                                      -6-


